Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K


06011904

Randers, 21 March 2006
Stock exchange announcement No. 14/2006

Vestas receives order in Italy

The Vestas Group has received an order for a total of 55.5 MW for the Italian market. The order comprises three turnkey wind power plants. Two of the wind power plants will be located on the island of Sicily and one in the Puglia region. In total, the order consists of 30 units of the V52-850 kW turbine and 15 units of the V80-2.0 MW turbine. All three wind power plants are expected to be fully commissioned by the end of 2006.

The order has been placed by Italian Vento Power Corporation (IVPC), who is responsible for the development of 38 per cent of the Italian electricity coming from wind energy. IVPC is a long-standing customer of Vestas and has an installed capacity of 661.42 MW in Italy, out of which Vestas has delivered 632 MW.

"*The order is a confirmation of our long relationship with the IVPC Group which goes all the way back to 1998,*" says Paolo Tabarelli de Fatis, President of Vestas Mediterranean East A/S and continues: "*IVPC is Italy's largest developer, and we are very satisfied with the loyalty shown towards Vestas and our products, which is seen as a result of good product quality combined with a continuous dialogue.*"

The three wind power plants will satisfy the energy needs of approx 95,000 Italian families and will save the environment of more that 61,000 tons of CO_2 emissions per year.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Paolo Tabarelli de Fatis, President of Vestas Mediterranean East A/S, telephone +39 099 4606 259.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S